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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                  CB Commercial Real Estate Services Group, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    12479F103

                                 (CUSIP Number)
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CUSIP No.  12479F103

 1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (Please refer to Exhibit A)
                   S.R.E.S.-Fifth Avenue, Inc. (I.R.S. Identification No.:  13-3416610)
                   Sumitomo Real Estate Sales U.S.A. Inc. (I.R.S. Identification No.:  51-0300162)
                   Sumitomo Real Estate Sales Co., Ltd.
                   Sumitomo Realty and Development Co.,  Ltd.



 2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)



 3)       SEC Use Only




 4)       Citizenship or Place of Organization

                   S.R.E.S.-Fifth Avenue, Inc.:  Delaware corporation
                   Sumitomo Real Estate Sales U.S.A. Inc.:  Delaware corporation
                   Sumitomo Real Estate Sales Co., Ltd.:  Japanese corporation
                   Sumitomo Realty and Development Co.,  Ltd.:  Japanese corporation


         Number            (5)     Sole Voting Power            784,106
           of
         Shares
         Beneficially      (6)     Shared Voting Power                 0
         Owned
         By
         Each              (7)     Sole Dispositive Power        784,106
         Reporting
         Person
         With              (8)     Shared Dispositive Power            0



 9)       Aggregate Amount Beneficially Owned by Each Reporting Person  784,106



 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


 11)      Percent of Class Represented by Amount in Row 9    5.6%



 12)      Type of Reporting Person (See Instructions)         CO








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ITEM 1(a):  Name of Issuer:

               CB Commercial Real Estate Services Group, Inc.

ITEM 1(b): Address of Issuer's Principal Executive Offices:
               533 South Fremont
               Los Angeles, California 90071

ITEM 2(a):        Name of Person Filing:

               S.R.E.S.-Fifth Avenue, Inc.
               Sumitomo Real Estate Sales U.S.A. Inc.
               Sumitomo Real Estate Sales Co., Ltd.
               Sumitomo Realty and Development Co., Ltd.

ITEM 2(b):  Address of Principal Business Office or, if none, Residence:

              S.R.E.S.-Fifth Avenue, Inc.
              666 Fifth Avenue
              New York, New York 10103

              Sumitomo Real Estate Sales U.S.A. Inc.
              666 Fifth Avenue
              New York, New York 10103

              Sumitomo Real Estate Sales Co., Ltd.
              4-1, 2-chome
              Nishi Shinjuku
              Shinjuku-ku
              Tokyo, Japan 163-08

              Sumitomo Realty and Development Co., Ltd.
              4-1, 2-chome
              Nishi Shinjuku
              Shinjuku-ku
              Tokyo, Japan 163-08

ITEM 2(c):  Citizenship:

               S.R.E.S.-Fifth Avenue, Inc.:  Delaware corporation
               Sumitomo Real Estate Sales U.S.A. Inc.: Delaware corporation Sumitomo Real Estate Sales Co., Ltd.: Japanese corporation Sumitomo Realty and Development Co., Ltd.: Japanese corporation

ITEM 2(d):  Title of Class of Securities:

               Common Stock

ITEM 2(e):  CUSIP Number:
               12479F103


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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

         (a)      [   ]    Broker or Dealer registered under Section 15 of the Act

         (b)      [   ]    Bank as defined in Section 3(a)(6) of the Act

         (c)      [   ]    Insurance Company as defined in section 3(a)(19) of the Act

         (d)      [   ]    Investment Company registered under section 8 of the Investment Company Act

         (e)      [   ]    Investment Adviser registered under section 203 of the Investment Advisers Act of
                           1940

         (f)     [    ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the
                           Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                           Section 240.13d-1(b)(1)(ii)(F)

         (g)      [   ]    Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item
                           7)

         (h)      [   ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP  (Please refer to Exhibit A for additional information)

         (a)      Amount Beneficially Owned:
                           784,106 shares

         (b)      Percent of Class:
                           5.6%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote                                 784,106
                                                                                                 ----------
                  (ii)     shared power to vote or to direct the vote                                     0
                                                                                                 ----------
                  (iii)    sole power to dispose or to direct the disposition of                    784,106
                                                                                                 ----------
                  (iv)     shared power to dispose or to direct the disposition of                        0
                                                                                                 ----------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable



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 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.  CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         Not Applicable



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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date              February 12, 1997

S.R.E.S.-Fifth Avenue, Inc.

By:  /s/ Makoto Okuyama
     ---------------------------
         Mr. Makoto Okuyama
         Secretary and Treasurer

Sumitomo Real Estate Sales U.S.A. Inc.

By:  /s/ Tetsuya Fujita
     ---------------------------
         Mr. Tetsuya Fujita
         Secretary

Sumitomo Real Estate Sales Co., Ltd.

By:  /s/ Michiaki Nakazawa
     ---------------------------
         Mr. Michiaki Nakazawa
         Senior Managing Director

Sumitomo Realty and Development Co., Ltd.

By:  /s/ Sigeto Iwai
     ---------------------------
         Mr. Sigeto Iwai
         Senior Managing Director

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